

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2011

<u>Via E-mail</u>
Paul O. Koether, Chief Executive Officer
Kent International Holdings, Inc.
5305 Miramar Lane
Colleyville, Texas 76034

> RE: **Kent International Holdings, Inc.**
> **Form 8-K for Current Report dated March 22, 2011**
> **Filed March 28, 2011;**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 18, 2011**
> **File No. 000-20726**

Dear Mr. Koether:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K for the Current Report dated March 22, 2011</u>

<u>General</u>

1. Please revise your disclosure to comply with the applicable requirements of Industry Guide 5. Also, provide the information in Item 14 and Item 15 of Form S-11 regarding the company and its prior projects. We may have further comments.

2. Please revise your business discussion to address your Kent Energy Solutions, Inc. and Kent Texas Properties, LLC subsidiaries.

3. We note that Kent International Holdings owns 81% of ChinaUSPals, Inc. Please clarify who owns the other 19% of ChinaUSPals, Inc.

Completion of Acquisition or Disposition of Assets, page 2

4. We note your statement that the description of the property acquisition does not purport to be complete and is qualified by reference to the purchase agreement. Please revise to address all the material terms of the purchase agreement.

Business, page 2

5. We note under "Sources of target businesses" in the Form 10-K disclosure that the company has entered into "non-exclusive agreements with several finders and investment bankers". Please provide a brief discussion here and to the extent applicable, update the disclosure to discuss any definitive, material agreements and the major provisions of each. File any material agreement as an exhibit as required by Item 601(b) of Regulation S-K.

6. Please clarify whether a finder or other advisor participated in the finding the property that was purchased.

Prior Business, page 2

7. Please revise to provide the form and year of your organization as required by Item 101(h)(1) of Regulation S-K.

Real Estate, page 2

8. Please identify the seller of the property and state whether or not this party has been affiliated with the company or its management.

9. Please provide a more detailed discussion of your business operations, as required by Item 101(h)(4)(i) of Regulation S-K.

10. Address management's previous experience in the real estate business.

11. Please expand your discussion of business to make clear if true, that although the company's subsidiary is registered with FINRA, it has had very limited business experience as a securities broker-dealer.

12. In addition, please provide a brief discussion of the company's business operating a social networking website.

13. Please provide the disclosure as required by Item 101(h)(4)(iv) of Regulation S-K regarding competitive business conditions and the company's competitive position in the industry and methods of competition.

14. Revise to provide the information required by Item 101(h)(4)(xii) of Regulation S-K with respect to the number of employees.

15. Please file the leasing agreement with GSA as an exhibit to the Form 8-K.

16. Please revise to address the material terms of the lease agreement with GSA.

17. Provide a brief discussion for each of the three business lines, Private Placements, Real Estate Syndication and Trading Securities for Our Own Account to show the company's prior experience and history of operations.

18. Please file Kent Capital's FINRA membership agreement as an exhibit, as required by Item 601(b) of Regulation S-K.

19. Briefly discuss the current status of operations of ChinaUSPals.com.

20. Please revise to address the current status of the discussions to purchase a multi-family complex in the Dallas/Fort Worth area.

21. Revise to clarify where the company has applied for a commercial mortgage and update the status of the mortgage application.

22. We note your statement that "the lease provides for annual rent of $746,464 together with a reimbursement of certain operating expenses that exceed a baseline." Revise to address the reimbursement of certain operating expenses in more detail.

23. We note your statement that "we estimate that the range of such expenses that we will ultimately be responsible for during the next seven years will be $296,000 to $398,500." Please revise to provide the basis for your expense estimates.

Risk Factors, page 3

24. Please revise your risk factor subheadings to concisely state the specific material risk it presents to your company or investors and the consequences should that risk factor occur.

25. Your risk factor section should specifically address, if true, the company's lack of experience in the real estate business.

26. Please revise your risk factor "Failure to maintain an exemption from the Investment Company Act …" to address the risks in more detail.

Financial Information, page 5

27. Please revise to provide the information required by Item 303 of Regulation S-K for the company.

Property Expenses, page 6

28. We note the statement, "[S]hould the COLI increase rapidly or in excess of the increase in operating expenses, our ability to obtain reimbursement will be affected." Please consider adding a risk factor to address this potential issue.

29. We note that the company has entered into service contracts in conjunction with the property acquisition. Please file any material contract as an exhibit, as required by Item 601(b) of Regulation S-K or advise us why the agreements do not need to be filed.

Liquidity and Capital Resources, page 6

30. Please update to disclose the status of obtaining a commercial mortgage loan on the property recently acquired. If you have obtained a loan, please file the contract as an exhibit and disclose all of the material terms.

31. Disclose whether the company has any external sources of liquidity.

32. Please revise to address the company's material commitments for capital expenditures as of the end of the latest fiscal period.

Properties

Executive Offices, page 7

33. Please clarify the nature of the management services for which the company pays $21,000 per month.

34. Describe the suitability and adequacy of the facility as required by Item 102 of Regulation S-K.

Description of Registrant's Securities to be Registered, page 8

35. Please revise to provide the information required by Item 202 of Regulation S-K.

Report of Independent Accountants, page 9

36. Please advise your independent accountant to revise its report to indicate the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as discussed in PCAOB Auditing Standard One.

37. Please advise your independent accountant to include the city and state where the report was issued in accordance with Rule 2-02(a) of Regulation S-X.

38. We note the reference to "421 Cedar Springs Road" in the audit report. This appears to be a typographical error. Please revise or advise.

39. We note the reference to Note 1 of the footnotes in the audit report. Please tell us whether Note 1 is the correct reference or revise to correct.

Notes to Statement of Revenue in Excess of Certain Expenses, page 11

Note 4 Subsequent Events, page 11

40. Please disclose the actual date through which subsequent events have been evaluated in addition to stating that the date is either (i) the date the financial statements were issued or (ii) the date the financial statements were available to be issued.

Form 10-K for Fiscal Year Ended December 31, 2010

Cover Page

41. We note that you have not checked the box to indicate that the company is a shell company. Please advise us of your basis for not indicating that the company is a shell company as defined by Rule 12b-2.

Statement of Operations, page 16

42. Please explain to us your basis for classifying interest income and other income as "Revenue" in your statement of operations.

Directors, Executive Officers, and Corporate Governance, page 28

43. Please revise to indicate the principal business conducted by Pure World Botanicals, Inc., T.R. Winston & Company, Brandmeyer Enterprises, Enturia, Inc., Kansas Technology Enterprise Corporation, and Imperial Consulting Services, LLC.

44. Please correct the date at the top of the table to read: February 28, 2011.

Executive Compensation, page 30

45. Please revise the introductory paragraph to clarify that the disclosure reflects the compensation has been awarded to, earned by, or paid to the named officers.

46. Please revise to clarify that the noted option awards reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

Paul O. Koether
Kent International Holdings, Inc.
May 9, 2011
Page 6
Security Ownership of Certain Beneficial Owners and Management and Related Stockholder
Matters, page 32

47. Please revise to indicate the control person of Biotechnology Value Fund.

General

48. As applicable, please amend the Form 8-K to comply with comments issued on the
Form 10-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

You may contact Jamie Kessel, staff accountant at (202) 551-3727 or Tia Jenkins,
Senior Assistant Chief Accountant at (202) 551-3871 if you have questions regarding
comments on the financial statements and related matters. Please contact Janice McGuirk,
examiner, at (202) 551-3395 or David Link, legal reviewer at (202) 551-3356 with any other
questions.

Sincerely,

/s/ David Link for

John Reynolds,
Assistant Director